Free Writing Prospectus filed pursuant to Rule 433 dated September 24, 2024
Registration No. 333-261476
The Bank of Nova Scotia
Autocallable Contingent Coupon Trigger Notes
Linked to the Common Stock of NVIDIA Corporation Due November 13, 2025
OVERVIEW

If the closing price of the common stock of NVIDIA Corporation (the reference asset) on any observation date is less than 64.00% of the initial price, you will not receive a contingent coupon on the corresponding coupon payment date. The amount that you will be paid on your notes is based on the performance of the reference asset.
The notes will mature on the maturity date, unless they are automatically called on any observation date, commencing in April 2025 to and including October 2025. Your notes will be automatically called if the closing price of the reference asset on any such observation date is equal to or greater than the initial price. If your notes are automatically called, you will receive a payment for each $1,000 principal amount of your notes on the corresponding payment date equal to $1,000 plus the contingent coupon with respect to such observation date (as described below).
Observation dates are expected to be the 7th calendar day of each month, commencing in November 2024 and ending in November 2025. If, on any observation date, the closing price of the reference asset is equal to or greater than 64.00% of the initial price, you will receive on the corresponding coupon payment date a contingent coupon of $15.209 for each $1,000 principal amount of your notes (equal to 1.5209% monthly, or the potential for up to approximately 18.25% per annum).
If your notes are not automatically called, the return on your notes, in addition to any contingent coupon otherwise due, will be based on the final price relative to the initial price.
You should read the accompanying preliminary pricing supplement dated September 24, 2024, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment.
KEY TERMS

Issuer:	The Bank of Nova Scotia (the “Bank”)
CUSIP/ISIN:	06418LGV2 / US06418LGV27
Reference Asset:	The common stock of NVIDIA Corporation (Bloomberg Ticker: NVDA UW)
Trade Date:	Expected to be October 7, 2024
Original Issue Date:	Expected to be October 10, 2024
Final Valuation Date:	The last observation date, which is expected to be November 7, 2025
Maturity Date:	Expected to be November 13, 2025
Contingent Coupon (for each $1,000 principal amount of your notes):
•       if the closing price of the reference asset is equal to or greater than the coupon barrier on the related observation date, $15.209 (equal to 1.5209% monthly, or the potential for up to approximately 18.25% per annum); or
•       If the closing price of the reference asset is less than the coupon barrier on the related observation date, $0.

Coupon Barrier:	64.00% of the initial price
Observation Dates:	Expected to be the 7th calendar day of each month, commencing in November 2024 and ending on the final valuation date
Coupon Payment Dates:	The 3rd business day after each observation date, except that the coupon payment date with respect to the final valuation date will be the maturity date
Automatic Call Feature:
If a redemption event occurs on any call observation date, then the notes will be automatically redeemed in whole and we will pay on the corresponding call payment date an amount in cash for each $1,000 principal amount of the notes equal to $1,000 plus the contingent coupon otherwise due with respect to such call observation date. Following an automatic call, no further payments or deliveries will be made on the notes.

Redemption Event:	A redemption event will occur if the closing price of the reference asset on any call observation date is equal to or greater than its initial price
Call Observation Dates:	Each observation date commencing with the observation date scheduled to occur in April 2025 and ending with the observation date scheduled to occur in October 2025
Call Payment Dates:	If the notes are automatically called, the call payment date will be the coupon payment date immediately following the relevant call observation date
Payment at Maturity (for each $1,000 principal amount of your notes):
•       if the final price is equal to or greater than 64.00% of the initial price, you will receive an amount in cash equal to $1,000 plus a contingent coupon calculated as described above; or
•       if the final price is less than 64.00% of the initial price, you will receive a number of shares of the reference asset (with cash paid in lieu of any fractional share) per note equal to the share delivery amount, which is equal to the quotient of (i) $1,000 divided by (ii) the initial price. The value of the share delivery amount, as of the final valuation date, will be less than 64.00% of the principal amount of your notes and you will not receive a contingent coupon.

Initial Price:	The closing price or an intra-day price of the reference asset on the trade date
Final Price:	The closing price of the reference asset on the final valuation date
Trigger Price:	64.00% of the initial price
Share Delivery Amount (per note):	A number of shares of the reference asset equal to the quotient of (i) $1,000 divided by (ii) the initial price, rounded to the nearest ten thousandth of one share.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the reference asset, the terms of the notes and risks related to investing in the notes.

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Estimated value range	Expected to be between $944.90 and $974.90 per $1,000 principal amount, which will be less than the original issue price of your notes
ADDITIONAL INFORMATION ABOUT THE NOTES

Below are the links to the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus for the notes. You should read and understand the preliminary pricings supplement including the documents incorporated by reference therein prior to investing in the securities.
The issuer has filed a registration statement (including a prospectus as supplemented by a prospectus supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying prospectus supplement and product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 225-5678. Our Central Index Key, or CIK, on the SEC web site is 0000009631.
Preliminary Pricing Supplement dated February 22, 2024:
http://www.sec.gov/Archives/edgar/data/9631/000114036124009044/ef20022175_424b2.htm
Product Supplement (Market-Linked Notes, Series A) dated December 29, 2021:
http://www.sec.gov/Archives/edgar/data/0000009631/000091412121007899/bn56675857-424b2.htm
Prospectus Supplement dated December 29, 2021:
http://www.sec.gov/Archives/edgar/data/0000009631/000091412121007897/bn56815298-424b3.htm
Prospectus dated December 29, 2021:
http://www.sec.gov/Archives/edgar/data/9631/000119312521368646/d240752d424b3.htm

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the reference asset, the terms of the notes and risks related to investing in the notes.

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HYPOTHETICAL CONTINGENT COUPON PAYMENTS

The examples below show hypothetical performance of the reference asset and the effect of the automatic call feature, as well as the hypothetical contingent coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 principal amount of the notes if the closing price of the reference asset is equal to or greater than the coupon barrier on the applicable observation date. These below scenarios reflect only the payment of any hypothetical contingent coupons with respect to each observation date and the effect of the automatic call feature, and do not reflect the payment at maturity if the notes are not automatically called.
Scenario 1
Hypothetical Observation Date	Hypothetical Closing Price of the Reference Asset (as Percentage of the Initial Price)	Hypothetical Contingent Coupon
1st	40.00%	$0.00
2nd	45.00%	$0.00
3rd	120.00%	$15.209**
4th	40.00%	$0.00
5th	45.00%	$0.00
6th*	85.00%	$15.209**
7th*	30.00%	$0.00
8th*	40.00%	$0.00
9th*	45.00%	$0.00
10th*	40.00%	$0.00
11th*	35.00%	$0.00
12th*	45.00%	$0.00
Final Valuation Date	40.00%	$0.00
	Total Hypothetical Contingent Coupons:	$30.418
* Each of these hypothetical observation dates is also a hypothetical call observation date.
** The hypothetical closing price of the reference asset on the hypothetical observation date is equal to or greater than the coupon barrier.
In this scenario, the closing price of the reference asset increases and decreases by varying amounts on each hypothetical observation date. Because the closing price of the reference asset is less than the initial price on each hypothetical call observation date, the notes will not be automatically called. Because the closing price of the reference asset on the third and sixth hypothetical observation dates is equal to or greater than the coupon barrier, you would receive the contingent coupon with respect to each such hypothetical observation date. Because the closing price of the reference asset on all of the other hypothetical observation dates is less than the coupon barrier, no other contingent coupons would be paid, including at maturity. The total of the hypothetical contingent coupons you would receive in this scenario is $30.418. Because the final price is less than the trigger price, BNS will deliver the share delivery amount at maturity (with cash paid in lieu of any fractional share, equal to the product of such fractional share and the final price). See “Hypothetical Payments at Maturity” below.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the reference asset, the terms of the notes and risks related to investing in the notes.

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Scenario 2
Hypothetical Observation Date	Hypothetical Closing Price of the Reference Asset (as Percentage of the Initial Price)	Hypothetical Contingent Coupon
1st	40.00%	$0.00
2nd	45.00%	$0.00
3rd	30.00%	$0.00
4th	40.00%	$0.00
5th	45.00%	$0.00
6th*	35.00%	$0.00
7th*	30.00%	$0.00
8th*	40.00%	$0.00
9th*	45.00%	$0.00
10th*	40.00%	$0.00
11th*	35.00%	$0.00
12th*	45.00%	$0.00
Final Valuation Date	40.00%	$0.00
	Total Hypothetical Contingent Coupons:	$0.00
* Each of these hypothetical observation dates is also a hypothetical call observation date.
In this scenario, the closing price of the reference asset increases and decreases by varying amounts on each hypothetical observation date. Because the closing price of the reference asset is less than the initial price on each hypothetical call observation date, the notes will not be automatically called. Because the closing price of the reference asset on each hypothetical observation date is less than the coupon barrier, you will not receive any contingent coupons during the term of the notes. Accordingly, you would not receive a positive return on the notes. Conversely, because the final price is less than the trigger price, BNS will deliver the share delivery amount at maturity (with cash paid in lieu of any fractional share, equal to the product of such fractional share and the final price). See “Hypothetical Payments at Maturity” below.
Scenario 3
Hypothetical Observation Date	Hypothetical Closing Price of the Reference Asset (as Percentage of the Initial Price)	Hypothetical Contingent Coupon
1st	40.00%	$0.00
2nd	45.00%	$0.00
3rd	30.00%	$0.00
4th	40.00%	$0.00
5th	45.00%	$0.00
6th*	105.00%	$15.209
	Total Hypothetical Contingent Coupons:	$15.209
* Each of these hypothetical observation dates is also a hypothetical call observation date.
In this scenario, on each of the hypothetical observation dates prior to the sixth observation date the closing price of the reference asset is less than the coupon barrier and, accordingly, no contingent coupon is due with respect to any such hypothetical observation date. On the sixth hypothetical observation date, which is also the first hypothetical call observation date, the closing price of the reference asset is equal to or greater than the initial price and the notes are therefore automatically called. On the corresponding call payment date, in addition to the contingent coupon of $15.209, you will receive an amount in cash equal to $1,000 for each $1,000 principal amount of your notes. In this scenario, your total return on the notes would be 1.5209%.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the reference asset, the terms of the notes and risks related to investing in the notes.

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HYPOTHETICAL PAYMENT AT MATURITY

The Notes Have Not Been Automatically Called
Hypothetical Final Price (as Percentage of Initial Price)	Hypothetical Payment at Maturity* (as Percentage of Principal Amount)
150.000%	100.000%
140.000%	100.000%
130.000%	100.000%
120.000%	100.000%
110.000%	100.000%
100.000%	100.000%
95.000%	100.000%
90.000%	100.000%
80.000%	100.000%
64.000%	100.000%
63.999%	63.999%**
60.000%	60.000%**
50.000%	50.000%**
25.000%	25.000%**
0.000%	0.000%**
* Does not include the final contingent coupon, if any
** Represents the value of the share delivery amount, calculated as of the final valuation date. In the event that the final price is less than the trigger price, any decline in the price of the reference asset from the final valuation date to the maturity date will cause your return on the notes to be less than the return you would have received had we instead paid you an amount in cash equal to the value of the share delivery amount, calculated as of the final valuation date.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the reference asset, the terms of the notes and risks related to investing in the notes.

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RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying product supplement, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risks” in the accompanying preliminary pricing supplement, as well as the risks and considerations described in the accompanying product supplement, accompanying prospectus supplement and accompanying prospectus.
The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:
Risks Relating to Return Characteristics
◾	Risk of loss at maturity
◾	The return on your notes may change significantly despite only a small change in the price of the reference asset
◾	You may not receive any contingent coupons with respect to your notes
◾	The potential positive return on the notes is limited to the contingent coupons paid on the notes, if any, regardless of any appreciation in the price of the reference asset
◾	Your notes are subject to automatic redemption
◾	The contingent coupon will reflect, in part, the volatility of the reference asset and may not be sufficient to compensate you for the risk of loss at maturity
◾	The initial price of the reference asset may be based on an intra-day price of the reference asset, which may be higher or lower than the closing price of the reference asset on the trade date.
◾	The notes differ from conventional debt instruments
◾	The contingent repayment of principal applies only upon automatic call or on the maturity date
◾
Any amounts payable on the notes are not linked to the closing price of the reference asset at any time other than on the applicable observation dates (including the final valuation date) and call observation dates (except in the case of tax redemptions)

◾	Holding the notes is not the same as holding shares of the reference asset
◾	The return on your notes will not reflect any dividends paid on the reference asset
◾
If you purchase your notes at a premium to the principal amount, the return on your investment will be lower than the return on notes purchased at the principal amount and the impact of certain key terms of the notes will be negatively affected

Risks Relating to Characteristics of the Reference Asset
◾	The notes are subject to single stock risk
◾	There is no assurance that the investment view implicit in the notes will be successful
◾	Investors should investigate the reference asset as if making a direct investment in the reference asset
◾	There is no assurance as to the performance of the reference asset; past performance of the reference asset should not be taken as an indication of the future performance of the reference asset
◾	The Bank cannot control actions by the reference asset issuer and the reference asset issuer has no obligation to consider your interests
Risks Relating to Estimated Value and Liquidity
◾	The Bank’s initial estimated value of the notes at the time of pricing (when the terms of your notes are set on the trade date) will be lower than the original issue price of the notes
◾	Neither the Bank’s nor GS&Co.’s estimated value of the notes at any time is determined by reference to credit spreads or the borrowing rate the Bank would pay for its conventional fixed-rate debt securities
◾	The Bank’s initial estimated value of the notes does not represent future values of the notes and may differ from others’ (including GS&Co.’s) estimates
◾	If the price of the reference asset changes, the market value of your notes may not change in the same manner
◾	The price at which GS&Co. would buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do) will be based on GS&Co.’s estimated value of your notes
◾	The underwriting commissions, structuring fee and other expenses, result in less favorable economic terms of the notes and could adversely affect any secondary market price for the notes
◾	The market value of the notes may be influenced by many unpredictable factors
◾	The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased
◾	The notes lack liquidity
Risks Relating to Hedging Activities and Conflicts of Interest
◾
Hedging activities by the Bank and GS&Co. may negatively impact investors in the notes and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the notes

◾
The Bank, SCUSA, GS&Co. and our or their respective affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which has included and may include us and the reference asset issuer and the market activities by the Bank, GS&Co. or our or their respective affiliates for our or their own respective accounts or for our or their respective clients could negatively impact investors in the notes

◾	Other investors in the notes may not have the same interests as you
◾	There is no affiliation between the reference asset issuer and us, SCUSA or GS&Co.
◾	There are potential conflicts of interest between you and the calculation agent
◾
The calculation agent can postpone an observation date (including the final valuation date) or call observation date for the notes if a non-trading day or a market disruption event with respect to the reference asset occurs

◾	The calculation agent can make anti-dilution and reorganization adjustments that affect the payment at maturity
Risks Relating to General Credit Characteristics
◾	Your investment is subject to the credit risk of the Bank
Risks Relating to Canadian and U.S. Federal Income Taxation
◾	Uncertain tax treatment
General Risk Factors
◾	We may sell an additional aggregate principal amount of the notes at a different issue price

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the reference asset, the terms of the notes and risks related to investing in the notes.

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